EXHIBIT 19.1
CENTENE CORPORATION

Policy on Inside Information and Insider Trading

I.BACKGROUND/PURPOSE:

Under federal and state securities laws, it is illegal to purchase or sell securities of a company while in possession of material, non-public information related to, affecting or regarding that company or its subsidiaries (such information, “Inside Information”), or to disclose Inside Information to others who then trade in company securities. Insider trading violations are pursued vigorously by the United States Securities and Exchange Commission (the “SEC”) and other governmental agencies and can result in severe penalties. While the regulatory authorities usually concentrate their efforts on the individuals who trade, or who tip material, non-public information to others who trade, the federal securities laws also impose potential liability on companies and other “controlling persons” if they fail to take reasonable steps to prevent insider trading by company personnel.

Centene Corporation (“Centene”) has adopted this Policy on Inside Information and Insider Trading (this “Policy”) both to facilitate satisfaction of Centene’s obligation to prevent insider trading and to help Centene personnel avoid violating insider trading laws.

II.APPLICABILITY OF POLICY

A.Covered Persons

This Policy applies to all employees of Centene and its subsidiaries, all members of the Board of Directors of Centene and the boards of directors of Centene’s subsidiaries (collectively, “directors”), consultants, contractors and any persons (including, but not limited to family members) that reside in the same household as any of the foregoing persons as provided herein. This Policy also applies to any person, partnership, trust or other entity or account whose securities trading decisions are influenced or controlled by any of the foregoing persons. The failure of any person subject to this Policy to observe and strictly adhere to the policies and procedures set forth herein at all times will be grounds for disciplinary action, up to and including termination of employment.

B.Covered Transactions

This Policy applies to all transactions in Centene’s securities, including common stock and any securities that are exercisable for, or convertible or exchangeable into, common stock, and any other securities Centene may issue from time to time whether or not pursuant to any benefit plan adopted by Centene except as provided below.

Rule 10b5-1 Plans. Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), provides an affirmative defense from insider trading liability under the federal securities laws for written trading plans that meet certain requirements (“10b5-1 plans”). You must act in good faith with respect to a 10b5-1 plan when the plan is adopted and for the duration of the plan, and must not enter into a 10b5-1 plan as part of a plan or scheme to evade the prohibitions of Exchange Act Rule 10b-5. A 10b5-1 plan must be adopted at a time when you are not in possession of Inside Information and must either specify (including by formula) the amount, pricing and timing of transactions in advance or delegate discretion on those matters to an independent third party. You may not adopt or amend a 10b5-1 plan at a time when you are subject to a black-out period, as discussed below. Once a 10b5-1 plan is adopted, you must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded or the date of the trade. Centene requires that all 10b5-1 plans, and any amendment, suspension and termination of such plans, be approved in writing in advance by the General Counsel, and meet the requirements of Rule 10b5-1(c) under the Exchange Act, including:

•10b5-1 plans may not provide for trades (i) if you are a “Section 16 Person” as defined below, until the later of (a) 90 days after the adoption or amendment of the 10b5-1 plan or (b) two business days following Centene’s filing of the Form 10-Q or 10-K for the quarter in which the 10b5-1 plan was adopted or amended, for a maximum of 120 days after the adoption or amendment of the 10b5-1 plan, or (ii) if you are not a Section 16 Person, until at least 30 days following the adoption or amendment of the 10b5-1 plan. The period of delayed effectiveness after adoption or amendment of a 10b5-1 plan is called a “cooling-off period.”
•You may not have more than one 10b5-1 plan in effect for open market purchases or sales of Centene securities, except in the following circumstances:
◦This prohibition does not apply to 10b5-1 plans authorizing a written, irrevocable election (an “election”) to sell a portion of shares as necessary to satisfy statutory tax withholding obligations arising solely from the vesting of compensatory awards (not including options) (“sales to cover”), provided that (i) the election is made outside a black-out period, (ii) at the time of the election, you are not in possession of any Inside Information, (iii) the sales to cover are made in good faith and not as part of a plan or scheme to evade the prohibitions of Exchange Act Rule 10b-5, (iv) you do not have, and will not attempt to exercise, authority, influence or control over any such sales to cover, and (v) the election contains appropriate representations as to clauses (ii)-(iv);1

◦You may maintain two separate 10b5-1 plans, provided that trading under the later-commencing 10b5-1 plan is not authorized to begin until after all trades under the earlier-commencing 10b5-1 plan are completed or have expired without execution (subject to any applicable cooling-off periods), and provided further that if you terminate an earlier-commencing 10b5-1 plan (i.e., the earlier-commencing plan does not end by its terms and without any action by you), the later-commencing 10b5-1 plan will be subject to a cooling-off period beginning on the termination date of the earlier-commencing plan; and

◦A series of separate contracts with different brokers to execute trades under a 10b5-1 plan may be treated as a single plan, provided that this arrangement and each contract have been pre-cleared in writing by the General Counsel and meet the conditions under Exchange Act Rule 10b5-1, and provided further that any amendment of one contract is treated as an amendment of all of the contracts under the plan.

In any 12-month period, you may not enter into more than one “single-trade” 10b5-1 plan (i.e., a 10b5-1 plan designed to effect the open market purchase or sale of the total amount of Centene securities subject to the plan as a single transaction). This prohibition does not apply to plans (i) authorizing sales to cover, provided that you do not control the timing of such sale or (ii) that give discretion to an agent over whether to execute the 10b5-1 plan as a single transaction or that provide the agent’s future acts depend on facts not known at the time of the 10b5-1 plan’s adoption and might reasonably result in multiple transactions.

•Any Section 16 Person adopting or modifying a 10b5-1 plan must include in the 10b5-1 plan a written representation certifying that he or she (i) is not aware of Inside Information and (ii) is adopting or modifying the 10b5-1 plan in good faith and not as part of a plan or scheme to evade the prohibitions of Exchange Act Rule 10b-5.

•You may make amendments to 10b5-1 plans without triggering a cooling-off period so long as the amendment does not change the pricing provisions of the 10b5-1 plan, the amount of securities covered under the 10b5-1 plan or the timing of trades under the 10b5-1 plan, or where a broker executing trades on your behalf is substituted by a different broker (so long as the purchase or sales instructions remain the same).

Purchases or sales of Centene securities executed pursuant to a valid 10b5-1 plan approved as provided herein are not subject to the trading restrictions covered by this Policy.
1 Note: The Company's equity awards granted to employees generally provide for the forfeiture to Centene of equity to cover tax withholding obligations upon vesting as set forth under “Equity Grants”.

Equity Grants. Certain transactions between you and Centene with respect to grants to you under its equity incentive plans (or, to the extent applicable, granted outside such plans) are not subject to the trading restrictions covered by this Policy. Such transactions include, without limitation, the following:

•the exercise of stock options by paying Centene the exercise price, plus an amount equal to the related tax withholding obligations, in cash (generally referred to as an “exercise-and-hold” transaction);
•the exercise of stock options on a “net exercise” basis pursuant to which an optionee either (i) delivers to Centene outstanding shares of Centene stock or (ii) authorizes Centene to withhold from issuance shares of stock issuable upon exercise of the option, in either case, having a fair market value on the date of exercise equal to the aggregate exercise price;
•the forfeiture to Centene of restricted stock, restricted stock units, or performance stock units, to cover withholding tax obligations upon vesting of restricted stock, restricted stock units or performance stock units; or
•purchases of Centene stock pursuant to Centene’s employee stock purchase plan, deferred compensation plan and/or 401(k) plan resulting from your periodic contribution of money to the plan pursuant to an election you make at the time you enroll in the plan, provided that that the trading restrictions contained in this Policy would apply to your election to participate in an employee stock purchase plan for any enrollment period, and to your subsequent sales of Centene stock purchased pursuant to the plan.

Thus, restrictions contained in this Policy would apply to the sale of Centene stock in the open market to pay the exercise price of an option and to the “cashless exercise” affected through a broker or “same day sale” of an option. In addition, any sale of the underlying stock acquired upon the exercise of a stock option is subject to the Policy.

Gifts. Bona fide gifts of Centene securities (e.g., to charities, churches, non-profit organizations) should only be made (i) when you are not in possession of Inside Information and (ii) for Restricted Persons, outside a black-out period. Gifts of Centene securities are otherwise subject to the trading restrictions covered by this Policy. In addition, if you are a “Section 16 Person” as defined below, you will need to obtain pre-clearance for any gifts.

Prohibitions. In addition to the other restrictions set forth in this Policy, the following transactions are strictly prohibited at all times:

•trading in call or put options involving Centene securities and other derivative securities;
•engaging in short sales of Centene securities;
•holding Centene securities in a margin account;
•hedging (directly or indirectly) Centene securities, or otherwise engage in transactions that hedge or offset, or are designed to hedge or offset, any decrease in the market value of Centene securities, including (but not limited to) collars, equity swaps, exchange funds and prepaid variable forward sale contracts; and
•pledging Centene’s securities, including to secure margin or other loans or to purchase Centene securities on margin.

If you are unsure whether or not a particular transaction is prohibited under this Policy, you should consult with Centene’s General Counsel, prior to engaging in, or entering into an agreement, understanding or arrangement to engage in, such transaction.

C.Applicability of Policy to Material, Non-public Information Regarding Other Companies

This Policy and the guidelines described herein also apply to material, non-public information relating to other companies, including Centene’s customers, vendors, suppliers, competitors or possible acquisition targets, when that information is obtained in the course of employment with, or while performing other services on behalf of, Centene. All employees should treat material non-public information about other companies with the same care required with respect to information related directly to Centene.

D.Post-Termination Transactions

This Policy continues to apply following termination of employment with, or cessation of service to, Centene as follows: if you are aware of Inside Information when your employment or service relationship terminates, you may not engage in transactions involving Centene securities until that information has become public or is no longer material. In all other respects, the procedures set forth in this Policy will cease to apply to your transactions in Centene securities at the time of your termination of employment or service.

E.Applicability of U.S. Securities Laws to International Transactions

The U.S. securities laws may be applicable to trades in Centene’s securities executed outside the United States, as well as to the securities of Centene’s subsidiaries or affiliates, even if they are located outside the United States or if you are located outside the United States. Transactions involving securities of subsidiaries or affiliates should be carefully reviewed by counsel for compliance not only with local law but also for possible application of U.S. securities laws.

III.GENERAL POLICY

A.Possession of Information

No director, employee, consultant or contractor of Centene or its subsidiaries who is in possession of Inside Information may, either directly or indirectly (including, without limitation, through a Family Member (as defined below), friend, anyone to whom you provide significant financial support or entity in which you or any of your Family Members is a director, officer or controlling equity holder or beneficiary), (a) purchase or sell Centene’s securities, (b) engage in any other action to take advantage of Inside Information or (c) provide Inside Information to any other person outside of Centene, including Family Members and friends. These restrictions do not apply to transactions specifically exempt from this Policy, including transactions made under an approved 10b5-1 plan and transactions between you and Centene with respect to grants under its equity incentive plans (or, to the extent applicable, granted outside such plans). For purposes of this Policy, “Family Members” refers to spouses, domestic partners, and minor children (even if financially independent).

In addition, Centene itself must comply with U.S. securities laws applicable to its own securities trading activities, and will not effect transactions in respect of its securities, or adopt any securities repurchase plans, when it is in possession of Inside Information, other than in compliance with applicable law, subject to the policies and procedures adopted by Centene, if applicable, and the prior approval of the General Counsel.

B.“Tipping” of Information

Persons subject to this Policy may not disclose, convey or “tip” Inside Information to any person by providing him or her with Inside Information other than to disclose on a “need to know” basis to Centene employees or representatives in the course of performing their duties for Centene. When sharing Inside Information with other Centene employees or representatives, such information should be confined to as small as group as possible and the importance of the limited use of such information should be conveyed to the recipient. Unlawful tipping includes passing on Inside Information to friends, family members or acquaintances under circumstances that suggest that persons subject to this Policy were trying to help the recipients of such information make a profit or avoid a loss by trading in Centene securities based on such information.

IV.SPECIFIC POLICIES

A.Black-out Periods

All those listed on Schedule A hereto (as may be amended from time to time by the General Counsel), as well as any other persons (whether Family Members or not) that reside in the same household as those persons (all of the foregoing being “Restricted Persons”) are subject to additional restrictions on their ability to engage in purchase or sale transactions involving Centene securities. Centene believes Restricted Persons are more likely to have access to Inside Information regarding Centene because of their positions with Centene and, as a result, their trades in Centene securities are more likely to be subject to greater scrutiny. Accordingly, except as otherwise provided in this Policy with regard to purchases and/or sales of Centene stock pursuant to an approved 10b5-1 plan, Restricted Persons are prohibited from trading in Centene securities, and from entering into or amending a 10b5-1 plan, during the period beginning on the 7th calendar day prior to the end of each fiscal quarter and ending immediately prior to the opening of the market on the 2nd full trading day following public disclosure of the financial results for that quarter or the full year. For example, if Centene were to publicly disclose its financial results for a quarter on a Tuesday before the market opened, Wednesday would be the first eligible trading day for Restricted Persons.

In addition, from time to time, Centene will impose special black-out periods on Restricted Persons and other employees if, in the judgment of the General Counsel, it is likely that such person or persons have become aware of significant corporate developments that may be material and have not yet been disclosed to the public, even when trading otherwise may be permitted. In the event that certain Restricted Persons or other employees become subject to a special black-out period, such persons are prohibited from (a) trading in Centene securities and (b) disclosing to others the fact they are subject to such special black-out period. These special black-out periods may vary in length and may or may not be broadly communicated to Centene employees. Centene would re-open trading at the beginning of the 2nd day following the date of public disclosure of such significant corporate developments, or when Centene no longer has Inside Information.

B.Pre-clearance

Except as otherwise provided in the following paragraph, members of the Board of Directors of Centene and “officers” (as such term is defined in Rule 16a-1(f) under the Exchange Act) of Centene (each, a “Section 16 Person”) must obtain written pre-clearance from the General Counsel before such Section 16 Person makes any purchases, sales or gifts of Centene’s securities, regardless of whether or not a black-out period is then in effect. The request for pre-clearance must be sent to the General Counsel at least two business days prior to commencing the trade. In evaluating each proposed transaction, the General Counsel will consult as necessary with senior management and/or outside counsel before clearing any proposed trade. Pre-clearance of a proposed transaction is valid for no more than five trading days immediately following receipt by the Section 16 Person of such clearance. If the transaction does not take place during that time, the Section 16 Person must re-request pre-clearance through the same process. The General Counsel is under no obligation to approve a transaction submitted for pre-clearance. If pre-clearance is denied, the fact of such denial must be kept confidential by the Section 16 Person requesting such pre-clearance. The approval of pre-clearance of a transaction is subject to revocation at any time prior to the sale or purchase in the sole discretion of the General Counsel.

Pre-clearance does not constitute legal advice, does not constitute confirmation that you do not possess Inside Information, does not insulate you from liability for insider trading and does not relieve you of your obligations under federal and state securities laws; it is a safeguard that Centene has put in place to help protect you and Centene.

A person subject to this Policy does not need to receive pre-clearance for trades pursuant to an approved 10b5-1 plan, but must receive prior approval from the General Counsel before adopting, amending, suspending or terminating such a plan. In evaluating the proposed 10b5-1 plan, or the amendment, suspension or termination of an existing 10b5-1 plan, the General Counsel will consult as necessary with senior management and/or outside counsel before approving a proposed 10b5-1 plan (or any amendment, suspension of termination of an existing plan). Approval to adopt, amend, suspend or terminate a 10b5-1 plan is valid for no more than the five trading days immediately following receipt by the person requesting such approval. If approval is denied, the fact of such denial must be kept confidential by the person requesting such approval. The prior approval of a 10b5-1 plan is subject to revocation at any time prior to the implementation of the plan in the sole discretion of the General Counsel. The General Counsel is under no obligation to approve a 10b5-1 plan submitted for approval.

Prior approval of a 10b5-1 plan does not constitute legal advice, does not constitute confirmation that you do not possess Inside Information at the time you enter into a 10b5-1 plan, does not insulate you from liability for insider trading and does not relieve you of your obligations under federal and state securities laws.

C.Notification

Section 16 Persons must report, or cause such person’s broker to report, within 24 hours following a transaction involving Centene’s securities, including purchases, sales, gifts, transfers, pledges and 10b5-1 plan transactions, to Centene’s Corporate Controller or Assistant Controller the details of such transaction in writing.

V.    COMPLIANCE

All persons subject to this Policy must promptly report to Centene’s Compliance Department, pursuant to the procedures set forth in Centene’s Business Ethics and Code of Conduct, including through the use of Centene’s Ethics & Compliance Helpline at 1-800-345-1642, any trading in Centene’s securities by Centene personnel, or any disclosure of Inside Information or material, non-public information concerning other companies by Centene personnel, that such person has reason to believe may violate this Policy or federal or state securities laws.

VI.    ADDITIONAL INFORMATION

What is Inside Information?

“Inside information” is material, non-public information related to, affecting or regarding Centene or its subsidiaries. Information generally becomes available to the public when it is made available on a broad-based non-exclusionary basis (e.g., when it has been disclosed by Centene or third parties in a press release or other authorized public statement, including any filing with the SEC). In general, information is considered to have been made available to the public on the second trading day after the formal release of the information. In other words, there is a presumption that the public needs approximately one complete trading day to receive and absorb such information.

What is Material Information?

As a general rule, information about Centene (or another company) is “material” if it could reasonably be expected to affect someone’s decision to buy, hold or sell Centene’s securities (or the securities of another company), and if it could be viewed by a reasonable investor as having significantly altered the ‘total mix’ of information made available. In particular, information is considered to be material if its disclosure to the public would be reasonably likely to affect an investor’s decision to buy, hold or sell the securities of the company to which the information relates, or the market price of that company’s securities. Material information can be favorable or unfavorable. While it is not possible to identify in advance all information that will likely be deemed to be material, some examples of information that may be material would include the following:

•significant changes in financial results and/or financial condition and financial projections;
•news of major new contracts or possible loss of business;
•dividends or stock splits;
•changes in the board, management or control;
•significant mergers, acquisitions, reorganizations, tender offers, dispositions of assets or joint ventures;
•significant litigation or regulatory developments;
•significant data breaches or similar cybersecurity events;
•significant increases or decreases in the amount of outstanding securities or indebtedness;
•changes in debt ratings, or analyst upgrades or downgrades of the issuer or one of its securities;
•significant changes in accounting treatment, write-offs or effective tax rate;
•liquidity problems or impending bankruptcy;
•changes in auditors or auditor notification that the company may no longer rely on an audit report; and
•transactions with directors, officers or principal security holders.

It can sometimes be difficult to know whether information would be considered “material.” The determination whether information is material is almost always clearer after the fact, when the effect of that information on the market may be more susceptible to quantification. Although you may have information about Centene that you do not consider to be material, federal regulators and others may conclude (with the benefit of hindsight) that such information was material. Therefore, trading in Centene securities when you possess non-public information about Centene can be risky. When doubt exists, the information should be presumed to be material. If you are unsure whether you are in possession of material, non-public information, you should consult with Centene’s General Counsel, prior to engaging in, or entering into an agreement, understanding or arrangement to engage in, a purchase or sale transaction involving Centene securities.

Twenty-Twenty Hindsight

If securities transactions ever become the subject of scrutiny, they are likely to be viewed after-the-fact with the benefit of hindsight. As a result, before engaging in any transaction you should carefully consider how your transaction may be construed in the bright light of hindsight. Again, in the event of any questions or uncertainties about the Policy, please consult with Centene’s General Counsel.

What is the Penalty for Insider Trading?

Trading on Inside Information is a crime. The consequences of insider trading and tipping are severe and may, in some cases, be applied to a Centene company or manager as well as to the individual who illegally trades or tips. Possible consequences include criminal prosecution with the potential for prison terms and additional fines up to three times of the profits earned if convicted, in addition to civil penalties (up to three times of the profits earned), termination of employment and personal embarrassment resulting from adverse publicity.

VII.    REVIEW

This Policy is subject to the periodic review of the Audit and Compliance Committee (the “Audit and Compliance Committee”) of the Board. Any proposed changes will be reviewed by the Audit and Compliance Committee and recommended to the Board for its approval.

VIII.    CERTIFICATION

The Company shall take reasonable steps designed to ensure that all employees and directors of the Company and are educated about, and periodically reminded of, the federal securities law restrictions and Company policies regarding insider trading. Employees and directors shall be required to certify their understanding of, and intent to comply with, the Company’s insider trading policy.

If you have any questions with regard to this Policy, you should consult with Centene’s General Counsel.